[letterhead of Cherry, Bekaert & Holland]


May 25, 2000

Focus Entertainment International, Inc.
Mr. Robert Mottern
1900 Century Place, Suite 100
Atlanta, Georgia 30345


Dear Mr. Mottern:

In connection with the filing by Focus Entertainment International, Inc. and Subsidiaries of the 1999 annual report or Form 10-SB/A on or about May 25, 2000, which includes the consolidated financial statements of Focus Entertainment International, Inc. and Subsidiaries as of June
30, 1999 and 1998 and for the year ended June 30, 1999, and our report thereon, this letter is intended to serve as documentation under Regulation S-T of our manually-signed report on the aforementioned financial statements. Regulation S-T requires all signatures be submitted in typed form, however, registrants are required to retain a manually signed signature or other document, to be made available to the SEC upon request, for five years.


Very truly yours,

/s/ Elizabeth A. Tabor

Elizabeth A. Tabor, CPA
Partner